Exhibit 20.1



              Alltrista Corporation completes acquisition of Viking Industries, operation will become a part of company's industrial plastics business

MUNCIE, Ind., May 19, 1997--Alltrista Corporation (Nasdaq:JARS) today completed the acquisition of Viking Industries, an Arkansas-based producer of large thermoformed plastic products sold to the manufactured housing and recreational vehicle industries. The purchase price was not disclosed.
     The Viking operation will become a part of Alltrista's industrial plastics business, which also is a thermoformer of large, close tolerance parts. "Viking will benefit from our competitive advantages in large part thermoforming," said Thomas B. Clark, Alltrista president and chief executive officer. "This acquisition is yet another example of how we expect to grow by augmenting our existing operations with complementary businesses."
     Viking Industries employs approximately 180 people at manufacturing facilities in El Dorado, Arkansas and South Whitley, Indiana. The operation produces tub and shower surrounds, whirlpool spas, and marine and recreational vehicle components. It had 1996 sales of $15 million.
     Alltrista Corporation manufactures and markets consumer products and industrial components. The company had 1996 sales of $230 million. It now employs approximately 1,250 people at 12 manufacturing sites in the United States, Puerto Rico and Canada.
                                      -end-


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Contact Larry Miller, 765.281.5099, nights at 765.286.5856
or e-mail to lmiller@alltrista.com